Exhibit 1

Media Relations Jorge Pérez	Investor Relations Eduardo Rendón	Analyst Relations Lucy Rodriguez
+52(81) 8888-4334 mr@cemex.com	+52(81) 8888-4256 ir@cemex.com	+1(212) 317-6007 ir@cemex.com

CEMEX REPORTS HIGHEST NET INCOME IN A DECADE

•	Net income reached US$806 million in 2017, from US$750 million in 2016, and was the highest net income generation since 2007.

•	Free cash flow after maintenance capex for the full year was US$1.3 billion and conversion of EBITDA into free cash flow after maintenance capex reached 50%.

•	Total debt plus perpetual notes was reduced by US$2.1 billion during 2017, on a pro-forma basis.

MONTERREY, MEXICO, FEBRUARY 8, 2018– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that, on a like-to-like basis for the ongoing operations and adjusting for currency fluctuations, consolidated net sales increased by 4% during the fourth quarter of 2017 to US$3.4 billion, and increased 3% for the full year 2017 to US$13.7 billion versus the comparable periods in 2016. Operating EBITDA on a like-to-like basis decreased by 7% during the fourth quarter of 2017 to US$625 million and decreased by 6% for the full year to US$2.6 billion versus 2016.

CEMEX’s Consolidated Fourth-Quarter and Full-Year 2017 Financial and Operational Highlights

•	The increase in quarterly consolidated net sales on a like-to-like basis was due to higher prices of our products, in local currency terms in Mexico, the U.S. and our Europe region, as well as higher volumes in our U.S., Europe and Asia, Middle East & Africa regions.

•	Operating earnings before other expenses, net, in the fourth quarter decreased by 10%, to US$410 million and decreased by 9%, to US$1.7 billion, for the full-year 2017.

•	Controlling interest net loss during the quarter was US$105 million from an income of US$214 million in the same period of 2016. Controlling interest net income for the full year improved to US$806 million from US$750 million in 2016.

•	Operating EBITDA on a like-to-like basis decreased by 7% and 6% during the quarter and the full year, respectively, to US$625 million and US$2.6 billion versus the comparable periods of 2016.

•	Operating EBITDA margin during the quarter decreased to 18.3% from 20.7% in the same period of 2016. For the full year, operating EBITDA margin decreased to 18.8% from 20.6% during 2016.

•	Free cash flow after maintenance capital expenditures for the quarter increased by 10% to US$680 million, compared to the same quarter of 2016. For the full year 2017, free cash flow after maintenance capital expenditures reached US$1.3 billion and conversion of EBITDA into free cash flow after maintenance capex reached 50%.

Fernando A. Gonzalez, Chief Executive Officer of CEMEX, said: “Although 2017 was a challenging year, our two largest markets, Mexico and the United States, performed well with like-to-like increases in their EBITDA. We also generated free cash flow after maintenance capex of close to US$1.3 billion, with a 50% EBITDA-to-free-cash-flow conversion rate and which, together with our asset-divestment initiatives, resulted in pro-forma debt reduction of close to US$2.1 billion during the year.

We had important headwinds during the year: underperformance in Colombia, Egypt and the Philippines as well as increased energy costs, mainly in Mexico. As we have done in the past, we focused on the variables we control to dampen these headwinds and we continued to deliver solid results.”

Consolidated Corporate Results

During the fourth quarter of 2017, controlling interest net loss was US$105 million, versus an income of US$214 million in the same period last year. Controlling interest net income for the full year improved to US$806 million from US$750 million in 2016.

Total debt plus perpetual notes decreased by US$209 million during the quarter. During 2017, total debt plus perpetual notes was reduced by approximately US$1.7 billion, which represents a 13% reduction from the debt level as of the end of 2016 and a 26% reduction compared to the end of 2015. On a pro-forma basis, including the payment of the 4.75% senior secured notes due 2022 outstanding aggregate principal amount, made on January 2018, total debt plus perpetual notes was reduced by US$2.1 billion during 2017.

Geographical Markets Fourth-Quarter 2017 Highlights

Net sales in our operations in Mexico increased 6% on a like-to-like basis in the fourth quarter of 2017 to US$781 million, compared with US$701 million in the fourth quarter of 2016. Operating EBITDA increased by 8% on a like-to-like basis to US$277 million versus the same period of last year.

CEMEX’s operations in the United States reported net sales of US$838 million in the fourth quarter of 2017, an increase of 4% on a like-to-like basis from the same period in 2016. Operating EBITDA decreased by 5% on a like-to-like basis to US$158 million in the quarter, versus US$180 million in the same quarter of 2016.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of US$452 million during the fourth quarter of 2017, representing a decrease of 3% on a like-to-like basis over the same period of 2016. Operating EBITDA decreased by 10% on a like-to-like basis to US$105 million in the fourth quarter of 2017, from US$108 million in the same quarter of 2016.

In Europe, net sales for the fourth quarter of 2017 increased by 5% on a like-to-like basis to US$911 million, compared with US$780 million in the fourth quarter of 2016. Operating EBITDA was US$99 million for the quarter, 9% higher on a like-to-like basis than the same period last year.

Operations in Africa, Middle East and Asia reported a 14% increase in net sales on a like-to-like basis for the fourth quarter of 2017, to US$363 million, versus the same quarter of 2016. Operating EBITDA for the quarter was US$53 million, 31% lower on a like-to-like basis from the same period last year.

CEMEX is a global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.